SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                      ************************************
                                IN THE MATTER OF
                 ALLIANT ENERGY CORPORATION, ET AL. CERTIFICATE
                                   PURSUANT TO
                            File No. 70-9837 RULE 24

                  (Public Utility Holding Company Act of 1935)
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                  This Certificate of Notification (the "Certificate") is filed by Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly-owned public-utility subsidiary, Interstate Power and Light Company ("IP&L"), in connection with the transactions proposed in the Form U-1 Application-Declaration, as amended, filed by Alliant Energy, IES Utilities Inc. ("IES") and Interstate Power Company ("IPC") in File No. 70-9837. These transactions were authorized by order of the Securities and Exchange Commission (the "Commission") dated October 24, 2001 (the "Order"). Alliant Energy and IP&L hereby certify the matters set forth below pursuant to Rule 24 of the rules under the Act:

                  i. On January 1, 2002, in accordance with the terms and conditions of the Order, (1) IPC was merged into IES, in connection with which the name of IES was changed to IP&L, (2) by operation of law, IP&L assumed all of the debt, liabilities and other obligations of IPC outstanding prior to the merger, (3) the common stock of IPC outstanding prior to the merger was cancelled, and (4) shares of IPC preferred stock outstanding prior to the merger were converted into the right to receive an equal number of shares of new Class A Preferred Stock of IP&L.

                  ii. Filed herewith as Exhibit F-1 is a "past-tense" Opinion of Counsel for the applicants.

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                                S I G N A T U R E

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Certificate to be signed on their behalves by the undersigned thereunto duly authorized.



                                           ALLIANT ENERGY CORPORATION
                                           INTERSTATE POWER AND LIGHT COMPANY


                                           By: /s/  Edward M. Gleason
                                               -----------------------
                                               Name:   Edward M. Gleason
                                               Title:  Vice President-Treasurer
                                                       and Corporate Secretary


January 2, 2002